Exhibit 99.6

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name:	NORTHCORE TECHNOLOGIES INC.

End date of last completed fiscal year:	DECEMBER 31, 2012

<<Market value of listed or quoted securities>>:
Total number of securities of a class or series outstanding as at the end of the issuer's last completed fiscal year		234,625,479(i)
__________

Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)		0.02(ii)
__________

Market value of class or series	(i) X (ii) =		$5,161,760(A)
__________

(Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the last completed fiscal year)
(B)
__________

<<Market value of other securities at end of the last completed fiscal year>>:
(See paragraph 2.7(b) of the Rule)
(Provide details of how value was determined)			(C)
__________

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)			(D)
__________

Capitalization for the last completed fiscal year
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) = $5,161,760

Participation Fee
(From Appendix A of the Rule, select the participation fee			$800.00
beside the capitalization calculated above)

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

APPENDIX A — CORPORATE FINANCE PARTICIPATION FEES

Capitalization for the Previous Fiscal Year	Participation Fee
under $10 million	$800
$10 million to under $25 million	$960
$25 million to under $50 million	$2,320
$50 million to under $100 million	$5,725
$100 million to under $250 million	$11,950
$250 million to under $500 million	$26,300
$500 million to under $1 billion	$36,675
$1 billion to under $5 billion	$53,145
$5 billion to under $10 billion	$68,450
$10 billion to under $25 billion	$79,950
$25 billion and over	$89,990

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                     $11,950
                                                                                                                                                                                                                                                                                                                                                                                                                                                                             $68,450